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                             December 23, 2022

       Bin Zhai
       Chief Executive Officer
       CNFinance Holdings Ltd.
       44/F, Tower G, No. 16 Zhujiang Dong Road
       Tianhe District, Guangzhou City
       Guangdong Province 510620
       People   s Republic of China

                                                        Re: CNFinance Holdings
Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-3
                                                            Filed December 2,
2022
                                                            File No. 333-259304

       Dear Bin Zhai:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2022 letter.

       Amendment No. 3 to Form F-3 filed December 2, 2022

       About this Prospectus, page ii

   1.                                                   Please revise your
definition of    China or the PRC    to include Hong Kong and Macau and
                                                        to clarify that the
legal and operational    risks associated with operating in China also
                                                        apply to your
operations in Hong Kong. The definition may clarify that the only time that
                                                           China or the PRC
does not include Hong Kong or Macau is when you are referencing specific laws and
regulations adopted by the PRC. If it does, please revise your disclosure to discuss any
commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences
to the company associated with those laws and regulations. As
 Bin Zhai
CNFinance Holdings Ltd.
December 23, 2022
Page 2
      one example, your enforceability of civil liabilities discussion should discuss the enforceability of civil liabilities in Hong Kong.
       You may contact John Stickel at 202-551-3324 or Tonya Aldave at 202-551-3601 if you
have any questions.



                                                            Sincerely,
FirstName LastNameBin Zhai
                                                            Division of
Corporation Finance
Comapany NameCNFinance Holdings Ltd.
                                                            Office of Finance
December 23, 2022 Page 2
cc:       James C. Lin, Esq.
FirstName LastName